Mail Stop 3561



								July 28, 2005



Richard C. Rochon, Chief Executive Officer
Coconut Palm Acquisition Corp
595 South Federal Highway
Suite 600
Boca Raton, Florida 33432

		RE:	Coconut Palm Acquisition Corp
			Registration Statement on Form S-1
			Amendment Filed: July 6, 2005
      File No. 333-125105

Dear Mr. Rochon:

      We have reviewed your amended filing and have the following comment in addition to those released in our letter of July 26, 2005.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Financial Statements
1. Please expand the discussion of the underwriter`s purchase option in Note F to clarify the expected timing of the issuance of the purchase option, including whether the option will be issued only after the registration statement is effective. Disclose how you intend to account for the underwriter`s purchase option and include the estimated fair value of the UPO and the major assumptions used to value it. In regards to these assumptions, we believe that a volatility assumption should be used that is in accordance with the principle outlined in paragraph 23 of FAS 123R, and that the use of a minimum value method would not be appropriate. As applicable, please expand MD&A to discuss the transaction and the likely future effect on your financial condition and results of operations.

   Closing Comments

      As appropriate, please amend your registration statement in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Don Wiland at (202) 551-3392 if you have questions regarding the financial statements and related matters.
Questions on other disclosure issues may be directed to Jay Ingram at
(202) 551-3397 if you have questions.



      Sincerely,



John Reynolds
Assistant Director
Office of Emerging Growth Companies


cc.	David Miller, Esq. (by facsimile)
      	212-818-8881







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Richard C. Rochon
Coconut Palm Acquisition Corp
July 28, 2005
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